LEXICON UNITED INCORPORATED

4500 Steiner Ranch Blvd.

Suite # 1708, Austin, Texas 78732

June 29, 2007

By EDGAR Transmission and by Hand Delivery

Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Lexicon United Incorporated

Amendment No. 4 to Registration Statement on Form SB-2

Filed May 30, 2007

File No. 333-130271

Form 10-KSB for the year ended December 31, 2006

Filed April 17, 2007, as amended May 18, 2007

File No. 0-33131

Dear Mr. Spirgel:

On behalf of Lexicon United Incorporated (“Lexicon”), we hereby submit this Amendment No. 5 (the “Amendment”) to our Registration Statement on Form SB-2 (the “Registration Statement”) in response to the general comments of the staff (the Staff) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 13, 2007, with respect to the Registration Statement.

We understand and agree that:

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Lexicon is responsible for the adequacy and accuracy of the disclosures in the filings.

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The Commission’s comments or changes to disclosures in response to Lexicon’s comments do not foreclose the Commission from taking any action on the filings.

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Lexicon may not assert the Commission’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

Larry Spirgel

June 29, 2007

General

1.

We note your response to prior comment one of our letter dated May 4, 2007, and that you revised the offering so that affiliates of the company are no longer offering shares under the registration statement. Please provide your analysis as to why the offering as revised is a secondary offering rather than a primary offering, addressing the factors set forth in prior comment one of our letter dated February 21, 2007 and prior comment one of our letter dated May 4, 2007. Simply removing the shares offered by affiliates does not necessarily change the nature of your offering from a primary to a secondary offering that the company may conduct under Rule 415.

RESPONSE:

We have revised the offering to make it a primary offering in accordance with your comments.

Prospectus cover page

2.

Please revise your statement on the prospectus cover page and on page 18 that, “none of the selling stockholders are ‘underwriters’ within the meaning of the Securities Act of 1933,” as it is possible that a selling shareholder may be an underwriter.

RESPONSE:

We have revised the statements to reflect that the selling stockholders are “underwriters” within the meaning of the Securities Act of 1933 and any commissions or discounts given to an underwriter may be regarding as underwriting commissions or discounts under the Securities Act.

Prospectus Summary, page 4

3.

As requested in prior comment five of our letter dated February 21, 2007 and prior comment three of our letter dated May 4, 2007, clarify your status as a SEC reporting company, including the date your reporting obligation commenced.

RESPONSE:

The Amendment now discloses that we filed a registration statement on Form 10-SB on August 28, 2001 and became a reporting Company 60 days after such date on October 27, 2001.

Larry Spirgel

June 29, 2007

The Offering, page 5

4.

Please update your disclosure regarding the percentage of total outstanding shares that the 249,735 shares being offered represent. In addition, disclose the percentage of shares held by non-affiliates that the shares being offered represent.

RESPONSE:

Our disclosure regarding the percentage of total outstanding shares that the offering represents has been revised to reflect the current primary offering of 2,001,250 shares or 23.6% of our issued and outstanding shares.

Directors, Executive Officers, Promoters and Control Persons, page 19

Directors, Executive Officers and Significant Employees, page 19

5.

Please identify all the positions currently held by the persons listed on pages 19-20. In this regard, we note that you do not disclose under the column “Positions Held” that Messrs. Saltoun and Nunez are directors of the company. Please revise your disclosure to make this clear.

RESPONSE:

We note your comments and we have clarified the disclosures on page 19 regarding our executive officers, directors and significant employees to reflect the following:

Name	Age	Positions Held	Experience
Elie Saltoun	67	Chairman, Chief Executive Officer, President and Treasurer since November 2004

Elie Saltoun has served as our Chief Executive Officer, President and Treasurer, and as the Chairman of our board of directors since November 2004. Mr. Saltoun also served as our Secretary from July 2001 until he resigned to assume his current role with our Company. Since May 2005, Mr. Saltoun has also acted as a principal of Keyano Invest Inc., a corporate consulting firm based in Brazil. Mr. Saltoun is an expert at structuring complex foreign debt recoveries and debt to equity transactions. He has successfully coordinated the use and conversion of past due unpaid sovereign debt into equity in privatized Brazilian State-owned companies, and has supervised the purchase and swap of unpaid obligations from a State-owned reinsurance organization.

Jeffrey Nunez	45	Secretary and Director since November 2004

During the period from our inception until November 4, 2004, Mr. Nunez was our director, Chief Executive Officer, President and Treasurer.  He resigned from all of those positions [(except he remained a director)] on November 4, 2004 and on such date he was appointed as our Secretary.  From September 2000 to October 2003, Jeffrey G. Nunez has served as the Senior Director of Investments and Operations at Chicago Investment Group, Inc.  From October 2003 to present Mr. Nunez has been self employed acting as a consultant to public companies under the name Broad Street Capital.

Omar Malheiro Silva Araújo	52	President, Chief Executive Officer and director of ATN since April 1997

Mr. Araújo has been the President, Chief Executive Officer and director of our subsidiary ATN since April 1997.  Mr. Araújo is the co-founder of ATN.  From 1991 to 1997, Mr. Araújo served as the Chief Financial Officer and director of Cartao Unibanco Visa where he supervised the cash flow of the credit card division.  Mr. Araújo has a MBA in Finance.

Manuel da Costa Fraguas	59	General Manager and director of ATN since April 1997	Mr. Fraguas has been the General Manager and director of our subsidiary ATN since its inception on April 1997. Mr. Fraguas is the co-founder of ATN. Mr. Fraguas has a master in Production Engineering.

Larry Spirgel

June 29, 2007

Security Ownership of Certain Beneficial Owners and Management, page 21

6.

Please update your beneficial ownership table to the most recent practicable date. In this regard, we note that your table reflects beneficial ownership as of January 1, 2007.

RESPONSE:

We have updated our beneficial ownership table to reflect beneficial ownership of our common stock as of June 29, 2007.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Cash Flow Items, page 32

Consolidated for Fiscal Years Ended December 31, 2006 and 2005, page 33

7.

Revise your table at page 33 and subsequent discussion to reflect the reclassifications that you made to your statement of cash flow for the year ended December 31, 2006.

RESPONSE:

We note your comments and we corrected our table summarizing our cash flow activities for the years ended December 31, 2006 and 2005.

Larry Spirgel

June 29, 2007

Liquidity and Capital Resources, page 35

8.

We note your response to prior comment eight of our letter dated May 4, 2007, and your revised disclosure on page 35.  We also note that you had net losses for 2006 and the first quarter of 2007, generated negative cash from operations in 2006 and the three months ended March 31, 2007, and had an accumulated deficit of $2,065,229 and negative working capital of $2,205,077 at March 31, 2007. Furthermore, your auditors have raised substantial doubt about your ability to continue as a going concern. Please revise your disclosure to discuss how you will meet your operating expenses and cash requirements, including debt and loan obligations, over the next 12 months in light of these facts.

RESPONSE:

We have revised our liquidity disclosure to reflect our belief that we will be able to pay our normal and operating expenditures during the next twelve months with our cash reserves and additional cash generated from operations, and by reducing our accrued municipal services tax liability by restructuring such debt.  We do not have any material capital commitments during the next twelve months, other than repayment of debt as it comes due, and we do not anticipate the issuance of additional debt (other than to refinance existing debt).  We also do not anticipate any material changes in our operations during the next twelve months.  As such, we believe that our current cash position is sufficient to retire our current short term debt as it comes due and, if we are successful in adequately restructuring of municipal services tax liability, we believe that cash generated from operations will be sufficient to pay our operating expenses during the next twelve months.

We had cash and cash equivalents of approximately $697,063 as of March 31, 2007 and we had short term liabilities in the amount of $3,214,247, as well as long term liabilities in the amount of $323,078 as of March 31, 2007.  The Company intends to use its cash to retire current debt as it comes due as well as to pay operating expenses as necessary.

Although we had net losses of $1,264,576 and $175,166 for the year ended December 31, 2006 and the quarter ended March 31, 2007, respectively, and an accumulated deficit of $2,065,229 and negative working capital of $2,205,077 at March 31, 2007, material factors of the Company’s cumulative operating losses were (1) an increase in an accrual for municipal services taxes of $590,517 at December 31, 2006 and an additional $69,966 at March 31, 2007, and (2) a one-time non-cash charge of $340,400 taken in 2005 for the inducement of the Keyano note holders to convert their notes to stock.  At December 31, 2006 and March 31, 2007, respectively, we used $202,164 and 78,731 of cash in our operations, which included the municipal service tax accruals and a one-time charge related to a disposal of fixed assets at December 31, 2006, net in the amount of $175,757.

We believe that all or a portion of the municipal services taxes, through negotiation, may be settled at a lower amount than is calculated in the financial statements.  Such settlements may be structured in installments that may be extended over up to a ten-year period.  Such a settlement and extended payment schedule would substantially improve the Company’s working capital position.  However, we cannot provide assurances that such negotiations will yield a lower settlement.

Larry Spirgel

June 29, 2007

If we are unable to successfully restructure our municipal services tax liability, or if we are required to make any material and unplanned expenditures during the next twelve months, the Company believes that it can raise additional capital in the equity markets through private placements in order to meet its short term cash requirements. The Company believes that such equity funding could also be used to liquidate all or a portion of the Company’s current bank loans, pay accrued municipal services taxes or pay other operating expenses.  However, we can provide no assurances that we will be able to raise additional capital in the equity markets on favorable terms, if at all or on a timely basis.

9.

Please expand the discussion of your bank loans to disclose their maturity dates, whether the interest rates are fixed and the average interest rate you paid.  In addition, please explain why you do not include the bank loans in your analysis of the current and long-term portion of your debt at March 31, 2007.

RESPONSE:

We have revised our disclosure regarding bank loans to reflect that the Company has several loans with various Brazilian banks and financial institutions.  The loans are secured by personal guarantees of the Company’s principal shareholders.  The loans mature at various months throughout the year and are generally renewed at maturity.  The interest rates are fixed with an approximate average rate of $25.7% per year.  The balance of the loans at March 31, 2007 was $646,475.

We have not included Loans Payable to Banks in our analysis of the current and long term portion of our loans as at March 31, 2007, because loans with original maturity dates within twelve months are included in Loans Payable to Banks  These are not long term debt loans.  Loans that are long term in nature (i.e., loans that have original maturity dates in excess of one year) are included in Long Term Debt.  The current portion of these loans are included in Current Liabilities on the Balance Sheet with the long term portion in Long Term Liabilities.  Our discussion includes separate paragraphs to correspond to the line items on the balance sheet.

Lexicon United Incorporated and Subsidiary Financial Statements, page F-8

Note D - Recent Accounting Pronouncements, page F-17

10.

We note your disclosure that, although FIN 48 is effective for fiscal years beginning after December 15, 2006, you will adopt the provisions of FIN 48 beginning in the first quarter of 2008. Please revise your financial statements for the quarter ended March 31, 2007 to reflect the adoption of this interpretation as of January 1, 2007 or advise.

Larry Spirgel

June 29, 2007

RESPONSE:

We note your comment and we have amended the notes to our first quarter unaudited consolidated financial statements to include Note E – Adoption of FIN 48, which states that during the quarter ended March 31, 2007, the Company adopted the provisions of FIN 48, “Accounting for Income Tax Uncertainties” with no material impact.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

Larry Spirgel

June 29, 2007

If you would like to discuss Registration Statement or if you would like to discuss any other matters, please contact the undersigned at (512) 266-3507 or Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

LEXICON UNITED INCORPORATED

By: /s/Elie Saltoun

Elie Saltoun

Chief Executive Officer

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